PRICING SUPPLEMENT Dated July 14, 2023 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-263376 (To Prospectus dated May 27, 2022, and Product Supplement dated June 23, 2023)

UBS AG $25,000,000 Exchangeable Notes

Linked to the common stock of Applied Materials, Inc. due July 20, 2028

Investment Description

UBS AG Exchangeable Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) linked to the common stock of Applied Materials, Inc. (the “underlying asset”). The Notes are offered at an issue price that is 108.58% of the $1,000 principal amount per Note. At maturity UBS will pay you the greater of (i) the principal amount of your Notes or (ii) the final conversion value. The Notes provide for the opportunity for positive returns if the final conversion value is greater than $1,000. The final conversion value will equal the arithmetic mean of the conversion values on each valuation date. The conversion value on each valuation date shall be the share exchange amount (6.00839258, subject to adjustment by the calculation agent as described in the product supplement under “General Terms of the Notes — Antidilution Adjustments”) multiplied by the closing level of the underlying asset on such valuation date. Investing in the Notes involves significant risks. There will be no coupon payable on the Notes. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑	No Coupons — There will be no coupon payable on the Notes.
❑	Contingent Repayment of Principal Amount at Maturity — At maturity, UBS will pay you the greater of (i) the principal amount of your Notes or (ii) the final conversion value. The contingent repayment of principal applies only if you hold the Notes until the Maturity Date. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date*	July 14, 2023
Settlement Date*	July 20, 2023
Valuation Dates**	July 10, 2028, July 11, 2028, July 12, 2028, July 13, 2028, and July 14, 2028 (the “final valuation date”)
Maturity Date**	July 20, 2028
*	We expect to deliver the Notes against payment on the fourth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two business days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in four business days (T+ 4), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
**	Subject to postponement in the event of a market disruption event, as described in the accompanying product supplement.

Notice to investors: the Notes are significantly riskier than conventional debt instruments. Investors may not receive any positive return on the Notes. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” beginning on page 3 and under “Risk Factors” beginning on page PS-5 of the accompanying product supplement. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Note Offering

Underlying Asset	Bloomberg Ticker	Share Exchange Amount*	Initial Level**	Target Cash Dividend	CUSIP	ISIN
Common stock of Applied Materials, Inc.	AMAT	6.00839258	144.7251	See page 2.	90279GE54	US90279GE547

* The share exchange amount is an amount equal to $1,000 per Note divided by the initial level divided by the conversion premium amount of 1.150.

** The initial level is not equal to the closing level on the trade date, and your return on the notes may be more favorable if the initial level were equal to the closing level on the trade date.

The estimated initial value of the Notes as of the trade date is $1,069.80. The estimated initial value of the Notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 4 herein.

See “Additional Information about UBS and the Notes” on page ii. The Notes will have the terms set forth in the accompanying product supplement relating to the Notes, dated June 23, 2023, the accompanying prospectus dated May 27, 2022 and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document, the accompanying product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Notes	Issue Price to Public		Underwriting Compensation		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to the common stock of Applied Materials, Inc.	$27,145,000.00	$1,085.80	$0.00	$0.00	$27,145,000.00	$1,085.80

UBS Securities LLC	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission (the “SEC”), for the Notes to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and the Notes. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

♦     Callable Exchangeable Notes product supplement dated June 23, 2023:
https://www.sec.gov/Archives/edgar/data/1114446/000121465923008814/p623230424b2.htm

♦     Prospectus dated May 27, 2022:
https://www.sec.gov/Archives/edgar/data/1114446/000119312522162430/d632731d424b3.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to the “Exchangeable Notes “ or the “Notes” refer to the Notes that are offered hereby. Also, references to the “accompanying product supplement” mean the UBS product supplement, dated June 23, 2023, and references to the “accompanying prospectus” mean the UBS prospectus, titled “Debt Securities and Warrants”, dated May 27, 2022.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus, the accompanying product supplement and this document, the following hierarchy will govern: first, this document; second, the accompanying product supplement; and last, the accompanying prospectus.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk that you may not receive a positive return on your investment.

♦	You believe the final conversion value will be greater than your investment in the Notes.

♦	You understand that the share exchange amount incorporates a 15.00% conversion premium, and you believe that the arithmetic mean of the closing levels of the underlying asset on the averaging dates will exceed the initial level of the underlying asset by more than 15.00%, so that you will receive a positive return on the Notes.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying asset.

♦	You are willing to forgo dividends paid on the underlying asset and you do not seek guaranteed current income from this investment.

♦	You accept that there may be little or no secondary market for the Notes.

♦	You understand and are willing to accept the risks associated with the underlying asset.

♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

♦	You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) may temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk that you may not receive a positive return on your investment.

♦	You do not believe the final conversion value will be greater than your investment in the Notes.

♦	You do not fully understand that the share exchange amount incorporates a 15.00% conversion premium, and you do not believe that the arithmetic mean of the closing levels of the underlying asset on the averaging dates will exceed the initial level of the underlying asset by more than 15.00%, so that you will receive a positive return on the Notes.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying asset.

♦	You seek guaranteed current income from your investment or prefer to receive any dividends paid on the underlying asset.

♦	You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.

♦	You do not understand or are unwilling to accept the risks associated with the underlying asset.

♦	You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should review “Information About the Underlying Asset” herein for more information on the underlying asset. You should also review carefully the “Key Risks” section herein for risks related to an investment in the Notes.

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Final Terms

Issuer	UBS AG London Branch
Issue Price	$1,085.80 per Note
Principal Amount	$1,000 per Note
Underlying Asset	Common stock of Applied Materials, Inc.
Term	Approximately 5 years.
Trade Date	July 14, 2023
Settlement Date	July 20, 2023
Valuation Dates(1)	July 10, 2028, July 11, 2028, July 12, 2028, July 13, 2028, and July 14, 2028 (the “final valuation date”).
Maturity Date(1)	July 20, 2028
Coupon	There will be no coupon payable on the Notes.
Change in Law	Not applicable
Payment at Maturity (per Note)	On the Maturity Date, UBS will deliver to you for each Note that you own, an amount of cash per Note equal to the greater of the (i) principal amount per Note, and (ii) the final conversion value.
Final Conversion Value(2)	The final conversion value will equal the arithmetic mean of the conversion values on each valuation date.
Conversion Value(2)	With respect to each valuation date, an amount equal to the share exchange amount multiplied by the closing level of the underlying asset on such valuation date.
Share Exchange Amount(2)	6.00839258, which is equal to $1,000 per Note divided by the initial level divided by the conversion premium amount. The share exchange amount will be adjusted for any regular cash dividends that exceed or fall short of the target cash dividend as described under “General Terms of the Notes—Antidilution Adjustments” in the accompanying product supplement.
Initial Level(2)	144.7251. The initial level is an intraday level of the underlying asset on the trade date. The initial level is not equal to the closing level on the trade date, and your return on the notes may be more favorable if the initial level were equal to the initial level on the trade date.
Conversion Premium Amount	1.150

Target Cash	Quarter	Target Cash Dividend
Dividend	July 17, 2023 - October 16, 2023	0.32000
	October 17, 2023 - January 16, 2024	0.32000
	January 17, 2024 - April 16, 2024	0.32000
	April 17, 2024 - July 16, 2024	0.33000
	July 17, 2024 - October 16, 2024	0.33000
	October 17, 2024 - January 16, 2025	0.33000
	January 17, 2025 - April 16, 2025	0.33000
	April 17, 2025 - July 16, 2025	0.34000
	July 17, 2025 - October 16, 2025	0.34000
	October 17, 2025 - January 16, 2026	0.34000
	January 17, 2026 - April 16, 2026	0.34000
	April 17, 2026 - July 16, 2026	0.35000
	July 17, 2026 - October 16, 2026	0.35000
	October 17, 2026 - January 16, 2027	0.35000
	January 17, 2027 - April 16, 2027	0.35700
	April 17, 2027 - July 16, 2027	0.35700
	July 17, 2027 - October 16, 2027	0.35700
	October 17, 2027 - January 16, 2028	0.35700
	January 17, 2028 - April 16, 2028	0.36414
	April 17, 2028 - July 14, 2028	0.36414

(1) Subject to postponement by the Calculation Agent in the event of a market disruption event as described under “General Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

(2) As determined by the calculation agent and as may be adjusted as described under “General Terms of the Notes” in the accompanying product supplement.

Investing in the Notes involves significant risks. You may not receive a positive return on your investment. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

2

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to a hypothetical investment in the underlying asset. Some of the key risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

Risks Relating to Return Characteristics

♦	The notes will not bear interest, and you may not receive a positive return on the Notes — The Notes differ from ordinary debt securities in that UBS will not pay any interest or coupon with respect to the Notes. Although the notes provide for a payment at maturity that will be at least the principal amount, the principal amount of the notes is less than the issue price. As a result, if you receive only the principal amount at maturity, you will incur a loss on your investment in the notes. Your return on the Notes will depend on whether, and the extent to which, the final conversion value is greater than or less than your investment in the Notes. The return on the Notes will be positive only if the final conversion value is greater than your investment in the Notes. Because the share exchange amount incorporates a conversion premium, the arithmetic mean of the conversion values (and, therefore, the final conversion value) will exceed your investment in the Notes only if the price of the underlying asset, as measured on each of the valuation dates, increases by a percentage greater than the applicable conversion premium.

♦	The stated payout from the issuer applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of each underlying asset at such time is equal to or greater than the initial level. All payments on the Notes are subject to the creditworthiness of UBS.

Risks Relating to Characteristics of the Underlying Asset

♦	Single equity risk — The return on the Notes, which may be negative, is directly linked to the performance of the underlying asset. The level of the underlying asset can rise or fall sharply due to factors specific to the underlying asset and its issuer (the “underlying asset issuer”), such as stock or commodity price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock and commodity market volatility and levels, interest rates and economic, political and other conditions. Recently, the coronavirus infection has caused volatility in the global financial markets and a slowdown in the global economy. Coronavirus or any other communicable disease or infection may adversely affect the underlying asset issuer and, therefore, the underlying asset. You, as an investor in the Notes, should conduct your own investigation into the underlying asset issuer and the underlying asset for your Notes. For additional information regarding the underlying asset and the underlying asset issuer, please see “Information About the Underlying Asset” herein and the underlying asset issuer's SEC filings referred to in that section. We urge you to review financial and other information filed periodically by the underlying asset issuer with the SEC.

♦	There can be no assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the level of the underlying asset will rise or fall. There can be no assurance that the closing level of the underlying asset will be greater than the initial level on any valuation date or that any increase in the closing level over the term of the notes will be sufficiently positive to result in a positive return at maturity. The level of the underlying asset will be influenced by complex and interrelated political, economic, financial and other factors that affect the underlying asset. You should be willing to accept the downside risks associated with owning equities in general and the underlying asset in particular, and the risk of not receiving a positive return on your investment.

♦	There is no affiliation between the underlying asset issuer and UBS, and UBS is not responsible for any disclosure by such issuer — We are not affiliated with the underlying asset issuer. We and our affiliates may currently, or from time to time in the future engage in business with the underlying asset issuer. However, we are not affiliated with the underlying asset issuer and are not responsible for such underlying asset issuer’s public disclosure of information, whether contained in SEC filings or otherwise. You, as an investor in the Notes, should conduct your own investigation into the underlying asset and the underlying asset issuer. The underlying asset issuer is not involved in the Notes offered hereby in any way and has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the market value of, and return on, your Notes.

3

Estimated Value Considerations

♦	The issue price you pay for the Notes exceeds their estimated initial value — The issue price you pay for the Notes exceeds their estimated initial value as of the trade date due to the inclusion in the issue price of the hedging costs, issuance and other costs and projected profits. As of the close of the relevant markets on the trade date, we have determined the estimated initial value of the Notes by reference to our internal pricing models and it is set forth in this pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the levels and volatility of the underlying asset, any expected dividends on the underlying asset, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The hedging costs, issuance and other costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date is less than the issue price you pay for the Notes.

♦	The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “— Risks Relating to Characteristics of the Underlying Asset — Single equity risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦	Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may stop making a market at any time. If you are able to sell your Notes prior to maturity you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦

The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)”, and such period may terminate earlier than the date specified if UBS Securities LLC has previously purchased Notes in the secondary market (whether from you or any other party). Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

4

♦	Economic and market factors affecting the terms and market price of Notes prior to maturity — Because structured notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the levels of the underlying asset; the volatility of the underlying asset; any expected dividends on the underlying asset; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS; the then current bid-ask spread for the Notes and the factors discussed under “—Risks Relating to Hedging Activities and Conflicts of Interest — Potential conflicts of interest” below. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦	Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the issue price of the hedging costs, issuance and other costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

Risks Relating to Hedging Activities and Conflicts of Interest

♦	Potential conflicts of interest — UBS and its affiliates may engage in business with the underlying asset issuer, which may present a conflict between the interests of UBS and you, as a holder of the Notes. If UBS so elects, the decision may be based on factors contrary to those favorable to a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine any payment at maturity of the Notes based on observed closing levels of the underlying asset. The calculation agent can postpone the determination of the terms of the Notes if a market disruption event occurs and is continuing on the trade date or any valuation date. As UBS determines the economic terms of the Notes, including the conversion premium amount and share exchange amount, and such terms include the hedging costs, issuance and other costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments. Additionally, UBS and its affiliates act in various capacities with respect to the Notes, including as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

♦	The calculation agent can make antidilution and reorganization adjustments that affect the market value of, and return on, the Notes — For antidilution and reorganization events affecting the underlying asset, the calculation agent may make adjustments to the share exchange amount and/or closing level, as applicable, and any other term of the Notes. However, the calculation agent will not make an adjustment in response to every corporate event that could affect the underlying asset. If an event occurs that does not require the calculation agent to make an adjustment, the market value of, and return on, the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the accompanying product supplement or herein as necessary to achieve an equitable result. Following certain reorganization events relating to the underlying asset issuer, the calculation of the payment at maturity may be based on the equity security of a successor to the underlying asset issuer in combination with any cash or any other assets distributed to holders of the underlying asset in such reorganization event, as described in greater detail under “General terms of the Notes—Antidilution Adjustments” in the product supplement. The occurrence of any antidilution or reorganization event and the consequent adjustments may materially and adversely affect the value of, and return on, the Notes. For more information, see the sections “General Terms of the Notes—Antidilution Adjustments” in the accompanying product supplement.

♦	Adjustments to the share exchange amount may impair the value of the Notes if the regular quarterly dividends are less than the target cash dividend — The amount that you are entitled to receive at maturity is subject to adjustment if the underlying asset issuer pays regular quarterly dividends that are higher or lower than the applicable target cash dividend, as we describe under “General Terms of the Notes — Antidilution Adjustments — Increased and Decreased Regular Quarterly dividends” and “General Terms of the Notes — Antidilution Adjustments — Other Dividends and Distributions” in the product supplement. In general, the calculation agent will adjust the share exchange amount for your Notes upward in the event that the regular quarterly dividend for a given calendar quarter is greater than the target cash dividend and downward in the event that the regular quarterly dividend for a given quarter is less than the target cash dividend (a “decreased regular quarterly dividend”). If a decreased dividend occurs and the calculation agent adjusts the share exchange amount downward, the amount of cash you receive at maturity will be reduced and the market value of your Notes may be negatively affected. It is impossible to predict whether and to what extent any underlying asset issuer will pay dividends that are higher or lower than the applicable target cash dividend for any given calendar quarter or whether any underlying asset issuer will continue to pay dividends at all.

5

♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in any underlying asset, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments with returns linked to the performance of the underlying asset may adversely affect the levels of the underlying asset and, therefore, the market value of, and any amounts payable on, the Notes.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of, and any amount payable on, the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying assets.

Risks Relating to General Credit Characteristics

♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, UBS’ actual and perceived creditworthiness may affect the market value of the Notes. If UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your initial investment.

♦	The Notes are not bank deposits — An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

♦	If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder — The Swiss Financial Market Supervisory Authority (“FINMA”) has broad statutory powers to take measures and actions in relation to UBS if (i) it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or (ii) UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis) after expiry of a deadline set by FINMA. If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. The resolution regime of the Swiss Banking Act is further detailed in Ordinance of 30 August 2012 of FINMA on the Insolvency of Banks and Securities Dealers, as amended (the “Swiss Banking Insolvency Ordinance”). In restructuring proceedings, FINMA, as resolution authority, is competent to approve the resolution plan. The resolution plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. The Swiss Banking Insolvency Ordinance provides that a debt-to-equity swap and/or a write-off of debt and other obligations (including the Notes) may take place only after (i) all debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital have been converted into equity or written-off, as applicable, and (ii) the existing equity of UBS has been fully cancelled. While the Swiss Banking Insolvency Ordinance does not expressly address the order in which a write-off of debt instruments other than debt instruments qualifying as additional tier 1 capital or tier 2 capital should occur, it states that debt-to-equity swaps should occur in the following order: first, all subordinated claims not qualifying as regulatory capital; second, all other claims not excluded by law from a debt-to-equity swap (other than deposits); and third, deposits (in excess of the amount privileged by law). However, given the broad discretion granted to FINMA as the resolution authority, any restructuring plan in respect of UBS could provide that the claims under or in connection with the Notes will be partially or fully converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with, or even junior to, UBS’ obligations under the Notes. Consequently, the exercise of any such powers by FINMA or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes. In the case of restructuring proceedings with respect to a systemically important Swiss bank (such as UBS), the creditors whose claims are affected by the restructuring plan will not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan has been approved by FINMA, the rights of a creditor to seek judicial review of the restructuring plan (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. In particular, a court may not suspend the implementation of the restructuring plan. Furthermore, even if a creditor successfully challenges the restructuring plan, the court can only require the relevant creditor to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated or how it would be funded.

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Risks Relating to U.S. Federal Income Taxation

♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” herein and “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement.

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Hypothetical Examples of How the Notes Might Perform

The below examples are based on hypothetical terms. The actual terms are indicated on the cover of this pricing supplement.

The examples below illustrate the payment at maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Principal Amount:	$1,000
Term:	Approximately 5 years
Initial Level:	$50
Conversion Premium Amount:	1.150
Share Exchange Amount:	17.39130435

These examples assume no dividend adjustments are made because of any increased regularly quarterly dividend or decreased regular quarterly dividend.

Example 1 — At maturity, the closing levels of the underlying asset on each of the averaging dates are $65.00, $67.50, $70.00, $68.00 and $69.00, respectively.

At maturity, since the final conversion value (equal to the arithmetic mean of the conversion values on each averaging date) is greater than the principal amount of $1,000, UBS will deliver to you an amount in cash equal to the final conversion value, which yields an 18.09% total return on the Notes. Your return on the Notes will be less than the return on the underlying asset as measured by the change in the closing level of the underlying asset over the term of the Notes because of the method of calculation of the payment at maturity, including the effect of the conversion premium amount.

Share exchange amount:	17.39130435 shares
Conversion value with respect to first valuation date:	$1,130.43
Conversion value with respect to second valuation date:	$1,173.91
Conversion value with respect to third valuation date:	$1,217.39
Conversion value with respect to fourth valuation date:	$1,182.61
Conversion value with respect to final valuation date:	$1,200.00
Final conversion value
(equal to the arithmetic mean of the conversion values):	$1,180.87
Payment at maturity:	$1,180.87
Total return on the Notes:	18.09%

Example 2 — At maturity, the closing levels of the underlying asset on each of the averaging dates are $51, $52, $53, $51 and $52, respectively.

At maturity, since the final conversion value (equal to the arithmetic mean of the conversion values on each averaging date) is less than the principal amount of $1,000, UBS will deliver to you an amount in cash equal to the principal amount, which yields a 0.00% total return on the Notes. You will not receive a positive return on the Notes despite the closing level of the underlying asset being greater than the initial level on each valuation date due to the effect of the conversion premium amount.

Share exchange amount:	17.39130435 shares
Conversion value with respect to first valuation date:	$886.96
Conversion value with respect to second valuation date:	$904.35
Conversion value with respect to third valuation date:	$921.74
Conversion value with respect to fourth valuation date:	$886.96
Conversion value with respect to final valuation date:	$904.35
Final conversion value (equal to the arithmetic mean of the conversion values):	$900.87
Payment at maturity:	$1,000.00
Total return on the Notes:	0.00%

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Example 3 — At maturity, the closing levels of the underlying asset on each of the averaging dates are $45, $44, $43, $42 and $41, respectively.

At maturity, since the final conversion value (equal to the arithmetic mean of the conversion values on each averaging date) is less than the principal amount of $1,000, UBS will deliver to you an amount in cash equal to the principal amount, which yields a 0.00% total return on the Notes. Your will receive the principal amount at maturity despite the closing level of the underlying asset decreasing over the term of the Notes.

Share exchange amount:	17.39130435 shares
Conversion value with respect to first valuation date:	$782.61
Conversion value with respect to second valuation date:	$765.22
Conversion value with respect to third valuation date:	$747.83
Conversion value with respect to fourth valuation date:	$730.43
Conversion value with respect to final valuation date:	$713.04
Final conversion value (equal to the arithmetic mean of the conversion values):	$747.83
Payment at maturity:	$1,000.00
Total return on the Notes:	0.00%

Investing in the Notes involves significant risks. You will be exposed to the market risk of the underlying asset on each valuation date, and you may not receive a positive return on your investment. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment

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Information About the Underlying Asset

All disclosures contained in this document regarding the underlying asset are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset. You should make your own investigation into the underlying asset.

Included below is a brief description of the underlying asset. This information has been obtained from publicly available sources. Set forth below for the underlying asset is a graph that illustrates the past performance for the underlying asset. The information given below is for the period indicated. We obtained the past performance information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical levels of the underlying asset as an indication of future performance.

The underlying asset is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the underlying asset issuer with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by each underlying asset issuer under the Exchange Act can be located by reference to its SEC file number provided below.

Applied Materials, Inc.

According to publicly available information, Applied Materials, Inc. provides manufacturing equipment, services and software to the semiconductor, display and related industries. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-06920, or its CIK Code: 0000006951. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol "AMAT".

Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset.

Historical Information

The graph below illustrates the performance of the underlying asset from July 14, 2013 through July 14, 2023, based on the daily closing levels as reported by Bloomberg, without independent verification. UBS has not conducted any independent review or due diligence of any publicly available information obtained from Bloomberg. The closing level of the underlying asset on July 14, 2023 was $142.74. Past performance of the underlying asset is not indicative of the future performance of the underlying asset during the term of the Notes.

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What Are the Tax Consequences of the Notes?

The following disclosure supplements, and to the extent inconsistent, supersedes, the disclosure in the product supplement under “Material U.S. Federal Income Tax Consequences.” Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in the product supplement under “Material U.S. Federal Income Tax Consequences”. You will be obligated pursuant to the terms of the Notes — in the absence of a statutory or regulatory change or an administrative determination or a judicial ruling to the contrary — to characterize each Note for all U.S. federal income tax purposes as a contingent payment debt instrument (“CPDI”) subject to taxation under the “noncontingent bond method”. Based on certain factual representations received from us, our counsel, Mayer Brown LLP, is of the opinion that it is reasonable for your Notes to be treated as CPDIs. If your Notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted original issue price” of the Notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income prior to the receipt of cash.

As the Notes have only a single contingent payment upon at maturity, the adjusted issue price of each Note at the beginning of each accrual period is equal to the issue price of the Note plus the amount of OID previously includible in the gross income of the U.S. holder in respect of prior accrual periods.

In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. We have determined that the comparable yield for the Notes is equal to 5.46% per annum, compounded semi-annually, with a projected payment at maturity of $1,421.52 based on an investment of $1,085.80.

Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you calculate your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary interest income from the Note, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on such Note:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 Note)	Total Interest Deemed to Have Accrued From Original Issue Date (per $1,000 Note) as of End of Accrual Period
July 20, 2023 through December 31, 2023	$26.51	$26.51
January 1, 2024 through December 31, 2024	$61.56	$88.07
January 1, 2025 through December 31, 2025	$64.97	$153.04
January 1, 2026 through December 31, 2026	$68.56	$221.61
January 1, 2027 through December 31, 2027	$72.36	$293.97
January 1, 2028 through July 20, 2028	$41.75	$335.72

A U.S. holder of the Notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount(s), if any, that we will pay on a Note.

If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. Accordingly, an adjustment arising from the contingent payment made on the call settlement date or at maturity that is greater than the assumed amount of such payment is referred to as a “positive adjustment”; such adjustment arising from the contingent payment on the call settlement date or at maturity that is less than the assumed amount of such payment is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the Note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.

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In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations.

Prospective investors also should consult their tax advisor with respect to the application of the CPDI provisions to the Notes.

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Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We have agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price to the public indicated on the cover hereof. UBS Securities LLC has agreed to resell all of the Notes to the public at the issue price to public.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that no more than 5% of the aggregate principal amount of the Notes that UBS has agreed to sell and UBS Securities LLC has agreed to purchase as of the trade date shall benefit from such premium and that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition of Sales to EEA & UK Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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Validity of the Notes

In the opinion of Mayer Brown LLP, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and issued and sold as contemplated herein, the Notes will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Mayer Brown LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated March 8, 2022 filed on that date with the Securities and Exchange Commission as Exhibit 5.3 to the issuer’s registration statement on Form F-3. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and to such counsel’s reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated June 26, 2023, which has been filed as an exhibit to a report on Form 6-K by the issuer on June 26, 2023.

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You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying product supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of this document.

TABLE OF CONTENTS

Final Pricing Supplement

Investment Description	i
Features	i
Key Dates	i
Note Offering	i
Additional Information about UBS and the Notes	ii
Investor Suitability	1
Final Terms	2
Key Risks	3
Hypothetical Examples of How the Notes Might Perform	8
Information about the Underlying Asset	10
What Are the Tax Consequences of the Notes?	11
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	13
Validity of the Notes	14

Product Supplement

Product Supplement Summary	PS-1
Risk Factors	PS-5
General Terms of the Notes	PS-14
Use of Proceeds and Hedging	PS-32
Material U.S. Federal Income Tax Consequences	PS-33
Certain ERISA Considerations	PS-39
Supplemental Plan of Distribution (Conflicts of Interest)	PS-40

Prospectus
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS, Its Management and Others	6
UBS	6
Swiss Regulatory Powers	9
Use of Proceeds	10
Description of Debt Securities We May Offer	10
Description of Warrants We May Offer	31
Legal Ownership and Book-Entry Issuance	47
Considerations Relating to Indexed Securities	52
Considerations Relating to Floating Rate Securities	55
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	57
U.S. Tax Considerations	59
Tax Considerations Under the Laws of Switzerland	70
Benefit Plan Investor Considerations	72
Plan of Distribution	73
Validity of the Securities	76
Experts	76

$25,000,000
UBS AG
Exchangeable Notes
due July 20, 2028

Pricing Supplement dated July 14, 2023
(To Product Supplement dated June 23, 2023
and Prospectus dated May 27, 2022)

UBS Investment Bank
UBS Securities LLC

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